Exhibit 99.6

                 FORM OF LETTER TO COMMUNITY OFFERING INVESTORS
                           JACKSONVILLE BANCORP, INC.
                        76 South Laura Street, Suite 104
                           Jacksonville, Florida 32202
                             __________________, 2002


Dear Investor:

The enclosed Prospectus and other documents invite you to invest in Jacksonville Bancorp, Inc., a Florida corporation and parent of The Jacksonville Bank. We are seeking $4 million in additional capital to fund our growth strategy in the
Northeast Florida market. Our goal remains to establish ourselves as Jacksonville's leading community banking company in terms of presence, service, and stockholder value.

                           Jacksonville Bancorp, Inc.

We have just successfully completed a rights offering to our existing stockholders in which we raised $ ________ million and are now offering to the general public the opportunity to invest in Jacksonville Bancorp, Inc. We plan to use the additional capital to support our position as a well capitalized bank, take advantage of strong growth and revenue-enhancing opportunities, and also provide more convenience and services to our existing and future customers.

From commencing operations in May 1999 to September 30, 2001, we have grown our assets to $68.5 million and total deposits to $59.6 million. We have also shown consistent improvement in operating results in the seven quarters since inception. The net loss for third quarter of 2001 was $32,000, but the Bank has achieved four months of profitability to date in 2001. The quality of the loan portfolio remains one of the primary strengths of the Bank. As of September 30, 2001, with a loan portfolio of $54.1 million, and 439 loans, we had no charge-off experience and only one loan ($30,000) which was over 60 days delinquent.

Currently we have three locations in Jacksonville: a Mandarin location, Downtown office, and Queens Harbour branch, and may use the capital raised from investors to open another location in the growing Southside area of Jacksonville. We also plan to expand our loan product offerings to include residential mortgage loans in the near future.

                             Summary of the Offering

We are offering shares and warrants to new investors. During this offering, new investors are able to purchase units consisting of 2 shares of common stock and 1 warrant to purchase 1 share of common stock in the future. We are offering the units at a price of $______ per unit. New investors must subscribe to purchase a minimum of 25 units ($________). This offer to purchase units expires at 5:00 p.m. on __________, 2002 unless we extend the offering. We may also terminate the offering early if we receive acceptable subscriptions to purchase all 225,000 available units before _________, 2002.

Enclosed is the Prospectus and other materials relating to this offering. You will find a summary of the offering beginning on page 1 of the Prospectus. You should also refer to the detailed Instructions for Use of Jacksonville Bancorp, Inc., Subscription Certificates, which is included with this letter, as well as the Subscription Certificate.

To purchase units, a properly completed and executed Subscription Certificate (or Notice of Guaranteed Delivery) and payment in full for the units sought to be purchased must be delivered to Independent Bankers' Bank of Florida as indicated in the Prospectus before 5:00 p.m., Eastern time, on ________, 2002, unless we extend this period.

If you have questions concerning this offering, please feel free to contact Gilbert J. Pomar, III, our President and Chief Executive Officer, at (904) 421-3040. Thank you for your consideration.

                                   Sincerely,


                                   _______________________________________
                                   Donald E. Roller, Chairman of the Board